April 18, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:      Karl Hiller
                        Branch Chief

cc:   Lily DanG
        John Hodgin

Re:          Octagon 88 Resources, Inc.
Form 10-K
Filed October 18, 2013
Form 10-Q
Filed February 19, 2014
File No. 000-53560

Dear Sirs and Madam:

On behalf of Octagon 88 Resources, Inc. (the “Company”), we are responding to your comment letter dated March 12, 2014 with regards to the Company’s Form 10-K filed October 18, 2013 and Form 10-Q filed February 19, 2014 (the “Letter”).  Our responses below correspond to the order of your comments in the Letter.  Per our discussions with the Staff, we have not yet filed the amendments to the Form 10-K and Form 10-Q’s as required pending your review of this response letter and annexes, the draft Amendment No. 2 to Form 10-K (the “Form 10-K/A”) attached hereto, and any supporting documents supplementally provided to the Staff.

Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 5

Current Business, page 6

Comment:

1.
We note you describe various interest obtained in conjunction with your interests in CEC North Star Energy Ltd., as “acquired substantial light and conventional heavy oil assets,” and “acquired projects,” also you describe a “current program schedule” that entails working with the operator to bring on production and cash flow through your “direct working interests, and indirect investments spread throughout the projects.”  Please submit your program schedule for review, supplemented as necessary to identify and describe in detail each project and your particular direct working interests and indirect investments in each project.  The extent to which these interests are distinct and incremental to your interest in CEC North Star Energy Ltd. should be clear.

Response:

Our current program schedule, or plan of development, is included for your review in Annex A and identifies and describes in detail each project and our particular direct working interests and indirect investments in each project.  The extent to which these interests are distinct and incremental to our interests in CEC North Star Energy Ltd. (“North Star”) are clearly defined.  The plan of development is current through October 18, 2013, the date of filing of our Form 10-K.

Comment:

2.
Please expand your disclosure to describe the events that have occurred and the information that you have obtained since the time of your acquisition in late 2012 and early 2013, supporting your opinion that the assets or projects in northern Alberta, Canada have been “substantially de-risked” as stated in the second paragraph on page 6. For example, you should clarify the nature and extent of exploration that has been conducted since acquiring your interests and the results of those efforts.

Response:

We have expanded our disclosure to describe the events that have occurred and the information obtained since the time of the acquisition in late 2012 and early 2013 and the nature and extent of exploration as of the date of the filing of our Form 10-K, including the results of those efforts.   This disclosure can be found commencing on page 4 of our Form 10-K/A.

About North Star, page 7

Comment:

3.
You disclose that CEC North Star Energy Ltd. (“North Star”) has developed a “high confidence geological model” that has been confirmed with drilled wells, cores and seismic for the area and “specifically for the lands held.”  Tell us the extent to which this geological model incorporates seismic data and drilled wells, including cores from such wells, within the 73 contiguous sections held by North Star.  Given that you also disclose that North Star has obtained third party reviews of these geological models and reserves, please revise as necessary to reconcile this information with your disclosure on page 21, indicating that you currently do not have any proved oil or gas reserves attributable to the North Star properties.  Please identify the reserve categories that are addressed in the referenced third party reviews and file these reports as an exhibit in an amendment to your Form 10-K to comply with Item 1202(a)(8) of Regulation S-K.

Response:

We do not have any proved oil or gas reserves attributable to either the North Star or the Trout Lake properties.   We have revised our disclosure throughout to remove any confusion and to better explain that we do not have any proved reserves.

North Star, the operator of these properties, performed an internal geological review of 25 historical wells drilled based on well logs available in the public domain.  Further, North Star purchased additional 2D seismic data and conducted a two well coring program, with the cores being analyzed by AGAT Laboratories (“AGAT”).

Our supplemental disclosure provided in hard copy includes the following exhibits relating to the information obtained from the exploration activities at the North Star DEADW 08-12-091-22W5M well (“DEADW Well”) and the North Star DEADWOOD 11-04-092-23 W5M well (the “DEADWOOD Well”):

•	An independent geological report prepared by Cabra Consulting Ltd. (“Cabra”) of Calgary, Alberta on March 19, 2013 on the DEADW Well;

•	An independent geological report prepared by Cabra on March 25, 2013 on the DEADWOOD Well filed;

•	A final core analysis report dated April 2013 prepared by AGAT on the DEADW Well;

•	A heavy oil characterization report prepared by AGAT dated May 2013 on the DEADW;

•	A final core analysis report dated May 2013 prepared by AGAT on the DEADWOOD Well;

•	A heavy oil characterization report prepared by AGAT dated May 2013 on the DEADWOOD Well;

•	and A heavy oil feasibility study prepared by Schlumberger Canada Ltd. dated June 2013 on the Elkton Formation.

We have not included any of these reports as exhibits in our Form 10-K/A but have provided these reports in hard copy awaiting your guidance as to which reports the Company should file as exhibits.

Also, an independent evaluation of petroleum-initially-in-place (PIIP) was also prepared for North Star by GLJ Petroleum Consultants.  We have provided this report for your informational purposes as we understand that the SEC policy does not recognize PIIP disclosure.  We await your guidance as to whether to include this report as an exhibit to our Form 10-K/A.

We have not provided any disclosure on the projects which was not available at the time of the filing of the original Form 10-K.  Further filings, more particularly, our Form 10-K for the period ended June 30, 2014 will provide updated information on both the North Star and Trout Lake projects.

Manning Project-Phased Development Model Focused On Primary Recovery Of the “Elkton Erosional Edge”, page 7

Comment:

4.
You provide disclosure of various quantitative estimates of the “Petroleum Initially in Place (PIIP)” and “recoverable barrels” of heavy oil relating to the Manning Project. Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves.  If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.  Please also understand, that notwithstanding your disclosure stating that certain estimates relating to the Manning Projects have been "validated by a leading third party oil and gas engineering firm" using Canadian regulatory NI 51-101 criteria, since Item 1201(c) of Regulation S-K requires the disclosure of reserves estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X, you will also need to revise your filing to omit any estimates prepared using Canadian regulatory NI 51-101 criteria.

Response:

We have revised our filing throughout to remove any reference to PIIP and recoverable barrels of heavy oil relating to the Manning Projects.

Comment:

5.
We note your disclosures pertaining to the financial viability of your investments and certain analyses which show "positive cash flow, repayment of debt and ability to pay dividends," also indicating an economic reserve life of 35 years or more.  Please note that under Item 1202(b) of Regulation S-K, you may present a reserves sensitivity analysis. However, pursuant to the instructions under Item 1201(c) of Regulation S-K, the underlying reserves estimates must be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X.  If the estimates used in your cash flow analyses do not fulfill the requirements to be classified as reserves under this guidance, please revise your filing to exclude disclosure relating to these forecasts.

Response:

We have revised our filing throughout to remove any disclosures pertaining to the financial viability of our investments and any economic reserve life and any other disclosures which are not in accordance with the guidance in SEC policy.

Comment:

6.
You state in the second paragraph on page 8 that North Star believes these long-life oil sands assets will generate “above industry average net backs” and expected returns “comparable to the other projects” in the Peace River area.  Please submit for our review copies of the third-party reports or internal studies that support these qualitative and comparative statements.  Please mark these documents or provide page references in your response to the specific sections you have relied upon for each statement.  If you are unable to provide support, please revise your disclosure to delete these statements.

Response:

We have revised our disclosure to delete these statements.

Trout Properties, page 8

Comment:

7.
Based on your disclosures under this heading and on page 23, it appears you have not established reserves on the Trout Lake Properties and that the underlying areas remain in an exploratory evaluation stage.  Therefore, we would like to understand the extent of any geological or geophysical data specific to your leases that you have obtained.  Please describe the underlying support for disclosing that you believe your leases will have light sweet crude oil (40 API), low operating and developing costs, and substantial reserve potential.  Provide us with copies of the third-party reports or internal studies that support these qualitative and comparative statements, marked or accompanied by page references to the specific sections you have relied upon for each statement.  If you are unable to provide support, please revise your disclosure to delete these statements.

Response:

We have revised our disclosure to delete these statements.

Regulation of Oil and Gas Activities, page 9

Comment:

8.
You disclose in the second paragraph under this heading that you possess "all material requisite permits" required by the provinces and other local authorities in which you operate properties.  Please expand your disclosure to identify the referenced “properties” and clarify the extent to which these include the North Star properties, and the present and planned activities disclosed on page 22.

Response:

The Company does not operate and does not possess any permits directly.  We have amended our disclosure to identify the operator and state that the operator possesses all material requisite permits, to identify the referenced properties and to clarify the extent to which these properties include the North Star properties, and to reference the present and planned activities originally disclosed on page 22.  The revisions can be found on page 6 of our Form 10-K/A.

The Industry in Canada, page 10

Comment:

9.
Please expand your disclosure to clarify the extent to which the leases or rights comprising the North Star Properties and the Trout Lake Properties are conventional petroleum and natural gas leases, oil sands permits, or oil sands primary leases.

Response:

We have expanded our disclosure to clarify the extent to which the leases or rights comprising the North Star Properties and the Trout Lake Properties are conventional petroleum and natural gas leases, oil sands permits, or oil sands primary leases.  This disclosure can be found on page 8 of our Form 10-K/A.

Risks Related To Our Business, page 13

The Successful Implementation Of Our Plan Of Operations is Subject to Risks Inherent In The Oil and Gas Business, page 14

Comment:

10.
Please expand your disclosure to identify the “prospect” and the “technology” noted in your statement “the technology required to economically produce this prospect is not well developed at this time, and thus additional time, costs may be incurred to fully develop the technology to an economic stage” with details sufficient to understand the extent to which your business plans and various projects rely on this technology.

Response:

We have expanded our disclosure to identify the “prospect” and the “technology” noted in the statement referred to above, including sufficient details to understand the extent to which our business plans and various projects rely on this technology.  This disclosure can be found on page 12 of our Form 10-K/A.

Properties, page 19

CEC North Star Properties, page 20

Land, page 20

Comment:

11.
We note your disclosure on page 20 of a map depicting the lands of CEC North Star Energy Ltd. ("North Star").  However, we are unable to readily correlate the disclosure of the mineral rights held by North Star on page 21 to the corresponding area on the map. Please enhance your illustration by including a legend or other annotation to describe the meaning of the differently colored areas on the map.  Alternatively, you may use a single color for the sections in which North Star has the legal rights to a valid and current lease. To facilitate locating the individual leases or sections from page 21, please annotate the map to also provide the geographic location, section, township, range and meridian.

Response:

We have enhanced our map to clearly denote the North Star lands and to also show the geographic location, section, township, range and meridian as requested.

Comment:

12.
Please expand your disclosure to include the numbers of net wells drilled during each of last two fiscal years (limited to the period in which you have held an interest in the company that holds the leases); and clarify the extent to which those wells were drilled as exploratory or development wells, and were found to be either productive or dry, to comply with Item 1205 of Regulation S-K.

Response:

We have expanded our disclosure to include the numbers of net wells drilled during each of last two fiscal years (limited to the period in which we held an interest in the company that holds the leases) and to clarify the extent to which those wells were drilled as exploratory or development wells and were found to be either productive or dry, in accordance with Item 1205 of Regulation S-K.  This disclosure can be found commencing on page 41 of our Form 10-K/A.

Comment:

13.
Please expand your disclosure of North Star’s undeveloped acreage to provide the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

Response:

We have expanded our disclosure of North Star’s undeveloped acreage to provide the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.  This disclosure can be found on page 20 of our Form 10-K/A.

Geology, page 21

Bluesky/Gething, Elkton & Debolt,  The Erosional Edge

Comment:

14.
Please enhance your illustrations relating to the geology for the Bluesky/Gething, Elton & Debolt and the Erosional Edge by including a legend or other annotation to describe the meaning of the differently colored areas on the respective maps.

Response:

We have replaced our illustrations relating to the geology Bluesky/Gething, Elton & Debolt and the Erosional Edge and provided more detail on the geology.   The maps can be found beginning on page 2 of our Form 10-K/A.

Comment:

15.
You provide disclosure of certain information relating to the lithology and the range of porosity and formation thickness as part of your discussion of the geology for the Bluesky/Gething, Elton & Debolt and the Erosional Edge.  Please expand your discussion to cite the basis for these disclosures - identify any supporting analogs, include specific references to adjacent areas or fields and the relative distance to the North Star leases, state the number and vintage of analog wells penetrating the zone of interest, and indicate whether such wells were determined to be capable of economic production.  Please also identify and clearly annotate any wells drilled within the areas covered by the maps in your filing if such wells are material to the assumptions relating to the zone of interest.

Response:

We have revised our disclosure in the section of geology to provide substantially more data and references in regard to this section.   We have included a number of maps, figures, analogs and references for support of this disclosure.  The revised disclosure can be found beginning on page 21 of our Form 10-K/A.

Drilling Activities, page 22

Comment:

16.
You disclose that CEC North Star Energy Ltd. has commenced the drilling of the first primary production well in the Elkton Erosional Edge.  Please revise the map of the Erosional Edge to depict the surface location of the referenced well.

Response:

We have revised the map of the Erosional Edge to depict the surface location of the referenced well.  This revised disclosure can be found on page 42 of our Form 10-K/A.

Present and Planned Activities, page 22

Comment:

17.
Please revise your disclosure to clearly describe how your present drilling and completion plans for the wells in Group 1 differ from your future plans for the wells in Group 2 and subsequently for the wells in Groups 3 through 5, as these pertain to the number of lateral horizontal legs that are planned per individual vertical wellbore, in contrast with your disclosure that wells drilled in Groups 3, 4, and 5 will have 5 to 10 horizontal legs per each vertical wellbore.  Please tell us whether this technology is commonplace under primary production within the formations of interest in Alberta, Canada, and expand your disclosure to identify any such analogous fields within these formations of interest.

Response:

We have revised our disclosure to more clearly disclose our present drilling and completion plans. This disclosure can be found on page 42 of our Form 10-K/A.

Comment:

18.
You provide disclosure in the first paragraph on page 23 including estimates of the peak production rate, the recoverable barrels within 25 years and a recovery factor.  If these estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing to exclude such disclosure.

Response:

We have revised our filing to exclude the prior disclosure.

Trout Lake Property, page 23

Comment:

19.           Please expand your disclosures under this heading to address the following points.

•	Provide context for your reference to a “(40 API) Keg River formation” so the relevance of this formation to your Trout Lake Properties is clear.

Response:

We have removed this reference.

Add details under Undeveloped Acreage including the gross and net acres and the minimum remaining terms or expiration dates for material amounts of this acreage to comply with Item 1208(b) of Regulation S-K.

Response:

We have added details under Undeveloped Acreage to include the gross and net acres.   The expiry dates or remaining terms of the leases have already been provided in the disclosure table.   This disclosure can be found on page 43 of our Form 10-K/A.

•Clarify whether the anticipated costs to drill the referenced well under Present Activities represent your share of such costs or the total 8/8ths costs.

Response:

We have clarified in our disclosure that the costs to drill the referenced well are the total estimated costs and are the responsibility of the Company.  This disclosure can be found on page 43 of our Form 10-K/A.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

20.
We note that although your auditor indicates the audit covers the inception-to-date period, there is no indication in either the first or third paragraphs of the audit report, as to whether the audit covers your statements of operations, stockholders’ equity and cash flows for each of the fiscal years ended June 30, 2013 and 2012.  Please make any arrangements with your auditors that are necessary to obtain an audit of your financial statements for these periods, and once the audit is complete amend your filing to include an audit report that covers all periods presented.

Response:

We have amended our filings to include an audit report that covers all periods presented.

Note 3 –  Investment in CEC North Star Energy Ltd., page F-9

Comment:

21.
We note that although you acquired an interest in CEC North Star Energy Ltd. (North Star) on December 24, 2012, you have not filed the financial statements of this entity that are required by Rule 8-04 of Regulation S-X and Item 9.01 of Form 8-K.  You will need to amend the Form 8-K that you filed on December 26, 2012 to include financial statements of North Star. These should cover the two fiscal years and subsequent interim period ending prior to your acquisition (presented on a comparative basis with the corresponding period of the prior fiscal year).  The annual financial statements of North Star that you file must be audited.

Response:

North Star was incorporated on May 28, 2012 and had set its first fiscal year end at March 31, 2013. Section 2045.14 of the Division of Corporation Finance’s Financial Reporting Manual (the “Manual”) states that, with respect to an acquired company that is not an accelerated filed or large accelerated filer, the Staff “would not require audited statements of the acquiree’s most recently completed year unless the Form 8-K reporting the acquisition was filed 90 days or more after the acquired company’s fiscal-year end.”  The same section of the Manual provides for a substantially similar rule with respect to any acquired company that is a foreign private issuer or a foreign business.  As North Star’s first fiscal year end occurred after the date of the acquisition, pursuant to Section 2045.15 of the Manual, audited, year-end financials for North Star would not be required under our facts.

With respect to interim financial statements, the Company proposes to include financial statements of North Star for the period ended September 30, 2012 (the interim period ending prior to the acquisition) in an amended Form 8-K.

Comment:

22.
Please expand your disclosures in your annual and subsequent interim reports to include the financial information for CEC North Star Energy Ltd. that is necessary to comply with FASB ASC 323-10-50-3 and Rule 8-03(b)(3) of Regulation S-X.  Please ensure that your disclosures include the following details.

•
total assets, liabilities and results of operations, including sales, gross profit, net income or loss from continuing operations, net income, and net income attributable to the investee, for the periods covered by your periodic report;

  •difference between your investment amount and the underlying equity in net assets of the investee and your accounting policy for this difference;
  •details of any agreements to provide services or funding to the investee or on behalf of the investee in the future, including any contingent elements, and the implications for your investment if these are not fulfilled;
  •reasonably possible material effects of future conversions, exercises or contingent issuances of securities, as may occur with options, warrants and other arrangements of CEC North Star Energy Ltd.

Response:

The Company has expanded its disclosures accordingly and includes for your consideration of a revised version of these revisions to the June 30, 2013 audited financial statements.

Upon confirmation the revised disclosures are sufficient, the Company will amend and refile its subsequent interim filings accordingly.

Comment:

23.
Tell us why you indicate that you issued 14 million shares in exchange for a mineral rights agreement during 2013 on page F-5 while disclosing on page F-9 that this issuance represented consideration for the interest in CEC North Star Energy Ltd. that you acquired on December 24, 2012.

Response:

We have amended our disclosure on page F-5 to correct this typographical error.

Comment:

24.
We note that terms accompanying your acquisition of an interest in CEC North Star Energy Ltd. on December 24, 2012 included the return and cancellation of 31,942,000 shares from your then controlling shareholder, Kenmore International S.A.  Please expand your disclosure to describe the relationships between this entity, Zentrum Energie Trust AG, and the shareholders having significant interests in or otherwise influencing the related transactions, and to specify the terms under which you obtained the return of these shares.

Response:

We have expanded our disclosure to describe the relationships between the parties.   This disclosure can be found commencing on page  F-11.

Comment:

25.
Submit a diagram depicting ownership and control of, among and between, Octagon 88 Resources, Inc., CEC North Star Energy Ltd., Kenmore International S.A., Zentrum Energie Trust AG, and any other pertinent entities, including the identity of directors, officers, and significant shareholders of each entity before and after the transaction on December 24, 2012.  Please include a narrative that explains the circumstances under which the transaction was initially presented to management and approved, also that identifies the factors considered in formulating your view of control over CEC North Star Energy Ltd.

Response:

We have provided a diagram which is appended as Annex C to this response letter.

With respect to the question of control over North Star, the Company currently holds a 31.4% ownership interest in North Star and is the largest, single shareholder of North Star holding in excess of 30% of the shares after taking into account dilution from financings.  This ownership percentage exceeds 25% beneficial ownership of the voting securities of North Star giving the Company control over North Star.  All of the oil and gas operations for the Company are undertaken by North Star and thus North Star is the entity through which the Company conducts its business.  The Company does not have any direct operations in the oil and gas industry except through North Star on both its indirect and direct oil and gas assets. North Star is an operating oil and gas company and an oil and gas operator in the Province of Alberta, Canada.  Guido Hilekes, our President and director,  who the sole officer, director and stockholder of our single largest stockholder, Zentrum Energie Trust AG, and a director of North Star.  Garry Tighe who is a consultant to Zentrum Energie Trust AG is also a director, Chairman of the Board of Directors and President and CEO of North Star.

Comment:

26.
Tell us how you applied the guidance in FASB ASC 805-50-30 in valuating the interests in CEC North Star Energy Ltd. on December 24, 2012 and subsequently, pursuant to the January 24, 2013 agreement.  Please explain how you established that your approach resulted in the most clearly evident and reliable valuation.  If you relied upon the quoted market prices of your stock, please explain how you considered the values implicit in other recent equity transactions and the length of time that your stock has been quoted on the market.  Please explain how this value compared to any separate valuation of the entity that you performed or obtained.

Response:

FASB ASC 805-50-30 paragraph 805-50-30-1 provides that with respect to initial recognition of assets acquired “[a]ssets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of non cash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books”.  805-50-30-2 provides that if equity interests are given, measurement is based on “either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever if more clearly evident and thus, more reliably measurable”.

At the time of the acquisition of the interests in CEC North Star, the Company received from management of CEC North Star a feasibility study prepared by Chapman Petroleum Engineering Ltd. in 2011 (the “Chapman Report”) to determine Petroleum Initially In Place (PIIP) on 25 of a total of 60 sections of mineral rights owned by CEC North Star.  Condensed results from that report are contained below:

Company Net Value, In Thousands of Dollars, from Chapman PIIP Report

	Before Risk	After Risk
Undiscounted	2,581,776	576,000
Discounted @ 5%/year	1,287,676	279,000
Discounted @ 10%/year	672,675	139,000
Discounted @ 15%/year	364,542	69,000
Discounted @ 20%/year	203,083	33,000

In addition the Company was provided with preliminary valuations from CEC management based on an in house analysis of PIIP for all 60 sections, which analysis provided for a much higher valuation of the CEC North Star interest acquired by the Company, which initially represented 22%.

In completing its analysis, the Company considered the preparation date of the Chapman Report as well as CEC North Star management’s subsequent valuations of net future value.  Due to the absence of a more current evaluation of PIIP or audited financial statements for CEC North Star, it was determined by the Company’s management that the most reliable value for the interest acquired in CEC North Star  was the current market price of the shares issued by the Company.  The Company entered into the original agreement (the “Agreement”) to acquire an interest in CEC North Star in October 2012.   During the period between the entry into the Agreement in October 2012 to the closing of the acquisition transaction and the issuance of the shares in December 2012, the shares of the Company’s common stock maintained a consistent trading price.  While trading in the Company’s common stock was not voluminous, the Company considered in its valuation that it had, prior to the acquisition, been a shell Company and that shell companies do not typically have a regular daily trading volume even  when such companies have been quoted on the public markets for several years.

Upon the acquisition of the Company’s second equity interest in CEC North Star in January 2013, the Company again reviewed the fair market value of its common stock, which continued to reflect a consistent market price.  In the absence of a recent valuation report considering the full scope of the mineral rights for the Manning Project held by CEC North Star, a published reserve report complaint prepared by a qualified engineering firm consistent  with Securities and Exchange Commission oil and gas disclosure rules or current, audited financial statements for CEC North Star, the Company believes the fair market value of the common stock issued by the Company in respect of the acquisitions is the most reliable measure of the value of the acquisitions.

Comment:

27.
Submit the analysis that you performed, following the guidance in FASB ASC 323-10-35-31, 32 and 33, in concluding that your $61 million investment in CEC North Star Energy Ltd. was not impaired as of June 30, 2013.  If there have been any significant changes in your underlying assumptions or if you have obtained an independent valuation in subsequent periods, also submit these analyses.

Response:
The Company has included as Annex B hereto the analysis prepared following the guidance in FASB ASC 323-10-35-31, 32 and 33 regarding the impairment at June 30, 2013 with respect to the Company’s investment in CEC North Star.   The Company concluded based on its evaluation of (i) current market price of the shares of common stock issued to acquire the interest in CEC North Star; (ii) cash flow projections as provided in the Chapman Report; (iii) a third party PIIP report prepared by GLJ Petroleum Consultants in July, 2013 (the “GLJ Report”) on the full 60 sections of mineral rights, including assessment of results by the Company’s Management applying the valuation method set out in the RBC Capital Markets equity research report entitled “Emerging Oil Sands Producers.  Initiating Coverage: The Oil Sands Manifesto”, and (4) in house economic models prepared by management of CEC North Star using inputs from Aztex, Codeco, Schlumberger and GLJ published data in conjunction with the GLJ Report received, that the recorded investment in CEC North Star was not impaired.

Form 10-Q for the Fiscal Quarter ended December 31, 2013

Financial Statements

Comment:

28.
We note that you have provided Statements of Cash Flows for the three months ended December 31, 2013 and the comparative period of the prior fiscal year on page F-4. However, per the guidance in Rule 8-03 of Regulation S-X, you are required to provide Statements of Cash Flows for the entire interim period, from the date of the last fiscal year-end to the date of the most recently completed quarter.  Please amend your interim report to include these financial statements.

Response:

The date headings on the Statements of Cash Flows for the six month period ended December 31, 2013 contain a typographical error.  The figures presented in the Statements of Cash Flows are the six month comparative figures for the period ended December 31, 2013 and we have amended our interim report to correct this typographical error and to read for the “six months ended December 31, 2013 and the six months ended December 31, 2012”.  We have not filed the amended Form 10-Q as there may be required amendments to the financial presentation based on your review of the above comments.   We will file an amended Form 10-Q once we receive confirmation of the sufficiency of our revised disclosure.

We hope that the foregoing and the supplemental information provided has addressed all of the Staff’s comments contained in the Letter and the Company awaits your advice in regard to filing the requisite amendments. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best Regards,

/s/ Mark C. Lee
Mark C. Lee

ACKNOWLEDGMENT

In connection with Octagon 88 Resources, Inc.’s (the “Company”) letter dated April 18, 2014, addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OCTAGON 88 RESOURCES, INC.
/s/ Guido Hilekes_____________
Guido Hilekes, President

ANNEX A

PROGRAM SCHEDULE

Manning Program Schedule

The Company holds indirect interests in 73 contiguous sections totaling 46,720 acres ( the “Manning Projects”) by way of its 33% ownership in CEC North Star Energy Ltd. (“North Star”).

North Star provided the Company with a Plan of Development dated August 13, 2013 proposing a combined phased development of the Manning Projects, subject to North Star raising the required funds for the planned development.

Projects

First Project:  Elkton Erosional Edge:

•	Primary recovery of oil in the Elkton erosional edge with 8% to 14% recovery rate with staged and scalable projects of 5,000 bbl/d to 10,000 bbl/d.

•	To be followed up with infill drilling and then subsequent pressure maintenance with an additional 8% recovery rate for a cumulative projected 200,000+ barrels.

•	Enhanced oil recovery (EOR) exploitation targeting an additional 10% to 20% recovery rate with proven EOR technologies.

Second Project:  Debolt Erosional Edge:

•	Primary recovery of oil in the Debolt erosional edge with 8% to 14% recovery rate with staged and scalable projects of 5,000 bbl/d to 10,000 bbl/d.

•	To be followed up with infill drilling and then subsequent pressure maintenance with an additional 8% recovery rate for a cumulative projected 200,000+ barrels.

•	Enhanced oil recovery (EOR) exploitation targeting an additional 10% to 20% recovery rate with proven EOR technologies.

Third Project:  Bluesky Oilsands Channel

•	Multiple 5,000 bbl/d to 10,000 bbl/d Bluesky primary recovery and thermal project(s). Current data from mapping and cores provides estimates for recovery.

•	Validation of independent reports by additional 3D seismic and additional cores projected in winter of 2013/2014.

Fourth Project:  Down dip Elkton and Debolt

•	Down dip from erosional edge Elkton and Debolt formations

Development Schedule

Phase 1:  to commercially develop the primary production complete with infrastructure and delineate the Elkton zone with 300 to 400 horizontal wells (8 to 10 horizontal wells for each vertical well after the first group is completed).  160 meter spacing initial production with harmonic deletion curves (Schlumberger simulation) in 5 major well groups over a period of 3 to 4 years.

Group 1 SE – 6 pads, total 45 horizontal wells @ 160 meter spacing
Group 2 SE – 10 pads, total 50 horizontal wells @ 160 meter spacing
Group 3 NW – 10 pads, total 100 horizontal wells @ 80 meter spacing
Group 4 NW – 16 pads, total 140 horizontal wells @ 80 meter spacing
Group 5 SE – 20 pads, total 200 horizontals @ 80 meter spacing
Infill drilling of Group 1 and 2 – additional 95 horizontal wells from existing pads.

Annex A - 1

Phase 2:  to implement pressure maintenance scheme (3 to 4 years after initial production) with a standard waterflood overlapping  Phase 1 development and an estimated further 10% recovery.

Phase 3:  to develop the Debolt potential based on the GLJ Petroleum Consultant’s estimates.

Phase 4:  in parallel with Phase 3, to develop the Bluesky (11-12 degree API) oil recovery project.

During Phase 4, the heavy oil and bitumen-filled sandstones will be exploited by primary recovery horizontal wells initially and then subsequent secondary steam methods such as cyclic steam stimulation (CSS) and then converted to steam-assisted gravity drainage (SAGD).  North Star expects that with an additional 3D seismic and a 1 to 2 well core program planned for late 2013 that the project will mature.  There will also be the added advantage of benefiting from the infrastructure developed by Phase 1 to 3 of the Manning Elkton/Debolt projects.

Phase 5:  employing EOR methods, to define and implement the best methods to develop the Elkton and Debolt formations for a targeted cumulative 40% to 60% recovery.  Technologies with established economic results currently in use on other projects such as SAGD, CSS and solvent-assisted SAGD will be evaluated in years 5 to 7, and applications will be made to the regulatory bodies for implementation in year 8 onward.

Trout Lake Program Schedule

The Company holds direct interests in four contiguous sections of land totaling 2,560 acres (the “Trout Lake Project”) through an acquisition agreement granting the Company the rights to a 100% gross working interest in exchange for a commitment to drill the first well on or before December 31, 2013, subject to the raising of sufficient funds by the Company.

Development Schedule

•	to drill one exploration well on Section 9-89-R3W5;

•	prior to June 30, 2014, to perform a 3D seismic program on Sections 4, 5 and 6 of 89-R3W5; and

•	prior to December 31, 2014 to have drilled an exploration well at a to be determined location based on the analysis of the 3D seismic.

Annex A - 2

ANNEX B

ANALYSIS REGARDING IMPAIRMENT OF CEC NORTH STAR INVESTMENT

Memo – Valuation Oct 88 32% interest – CEC North Star

(1)	Value Methodology 1 – Equity Method (inception value)

Initial transaction:
14,000,000 shares issued December 21, 2012 per Agreement dated October 15, 2012 Share price – $3.15 Dec 21 (Issue date) / transaction date $3.05 to acquire 3,100,000 shares CEC

Value CEC Northstar (net asset) Dec 31, 2012

Book value of CEC:	CAD$	US$
Stockholders' equity	$141,836,817	$142,304,878
Portion being acquired	21.62%	21.62%
Acquisition price	$30,663,140	$30,764,329

Share value Oct 88 -
$44,100,000	Shares at $3.15
30,764,329	CEC Book
$13,335,671	Payment Excess Book value

Second transaction:
5,310,000 shares issued February 2013 per Agreement dated Jan 24, 2013 Share price – $3.30 February 21, 2013 (Issue date) / transaction date $3.30 to acquire 1,410,000 shares CEC North star

January 24, 2013
Book value of CEC:	CAD$	US$
Stockholders' equity	$141,741,731	$142,833,142
Portion being acquired	10%	10%
Acquisition price	$14,174,173	$14,283,314

Share value Oct 88 -

$17,523,000	Shares at $3.30
14,283,314	CEC Book
$3,239,686	Payment Excess Book value
Total Excess Value over book paid  = $16,619,716.  Total book value (on acquisition dates) - $61,623,000 – this is the value at June 30, 2013 we are testing against for impairment and suitability.  I think share price is the most relied upon valuation methodology for SEC in absence of other value.

       (2) Value Methodology 2 - Reserve report valuation -  Chapman

(a)Concurrently with the transactions above, Oct 88 was provided with various documents including Chapman Petroleum report on reserves and plans for further work to be conducted on leases.  In total there are 60 sections of oil sand mineral rights.  The Chapman feasibility study only looked at four sections – and did the PIIP (Potential oil in place) on 25 sections.

Annex B - 1

Company Net Value, Thousands of Dollars from Chapman

	Before Risk	After Risk
Undiscounted	2,581,776	576,000
Discounted @ 5%/year	1,287,676	279,000
Discounted @ 10%/year	672,675	139,000
Discounted @ 15%/year	364,542	69,000
Discounted @ 20%/year	203,083	33,000

Oct 88 ownership therefore results in the following:

		Ownership 0.32
Risked	$576,000,000.00	$184,320,000.00
5% NPV	$279,000,000.00	$89,280,000.00
10%NPV	$139,000,000.00	$44,480,000.00
15%NPV	$69,000,000.00	$22,080,000.00
20% NPV	$33,000,000.00	$10,560,000.00

These values match the booked value for CEC as development assets.

Unrisked the value is substantively more than Oct 88 paid for its percentage interest.  It is only discounted by 10% at NPV and greater that the value falls below the share value issued by Octagon 88 on transaction dates.

      (3) Value Methodology 3 - Reserve report valuation -  GLJ and RBC Manifesto

The revised current report for the PIIP in the Elkton/Debolt prepared by GLJ provides a MUCH higher risked value due to seismic work completed by CEC just after the Octagon transactions were concluded and Coring in March which further delineated the structures for targets, confirmed oil quality, provided more reliable porosity numbers and therefore improved the forecast substantially. The Bluesky formations (those 35 sections not evaluated by Chapman), are also included in this report based on extensive mapping by CEC North star, seismic purchased, and well cores in March – this is all new information, resulting in the following revised PIIP estimates:

Manning OIIP - Summary

	LSDs with Mapped PIIP	Gross Area (acres)	WI (%)	WI Area (acres)	Gross PIIP (mstb)	WI PIIP (mstb)
Debolt B	264	10,818	100%	10,818	173,386	173,386
Elkton	694	28,382	100%	28,382	1,059,339	1,059,339
Bluesky Upper Channel	198	8,094	100%	8,094	137,361	137,361
Bluesky Lower Channel	135	5,519	100%	5,519	91,697	91,697
Bluesky Shoreface	501	20,449	100%	20,449	180,849	180,849
				Total	1,642,632	1,642,632

Annex B - 2

Using this model and applying the RBC manifesto approach (Page 5 as to valuation techniques for oil in place):
1,642,632,000.00	bbl	mstb = 1000 bbl
0.25	/bbl contingent resource value could be further risked
$410,658,000.00

20,449	acres
$125.00	125 per undeveloped acre
$2,556,125.00
$413,214,125.00	Value	At 32% this is $132,228,520

Results from this valuation provide for a much greater value to Oct 88 32% interest

      (4) Value Methodology 3 - Reserve report valuation -  CEC in house

Results off the economic models run in house by CEC management  using the above inputs and the other inputs from Aztex, Codeco, Schlumberger and GLJ published data results in the following economic model (as compared to Chapman)

Net Present Value
Undiscounted	$3,582.00
@ 10% discount	$1,297.66	$Cdn MM
@ 15% discount	$900.43	$Cdn MM
@ 20% discount	$662.19	$Cdn MM

IN this scenario – the Oct 88 32% share ownership is valued as follows:
Net Present Value
Undiscounted	$1,146.24
@ 10% discount	$415.25	$Cdn MM
@ 15% discount	$288.14	$Cdn MM
@ 20% discount	$211.90	$Cdn MM

With the Canadian dollar and US dollar virtually equivalent this value far exceeds the recorded value for the assets at June 30, 2013, even with the most extreme discount applied.

Annex B - 3

ANNEX C

Before Transaction on Dec 24, 2012
Kenmore International S.A.
Officers, directors significant shareholders:
E. Diaz
c/o Calles Services
81.86%
Octagon 88 Resources Inc.
Officers and directors:
Bryan Cook, CFO and Treasurer
Feliciano Tighe, President, CEO, Secretary and Director
Dr. Peter Beck, Director
Zentrum Energie Trust A.G.
Officer and directors and significant shareholders:
Guido Hilekes, Sole officer, director and shareholder
24%
CEC North Star Ltd. at Dec 2012 prior to transaction
Officers and Directors:
Garry Tighe – Director, CEO and Chairman;
William Brimacombe - CFO
Steven Peter - Director and VP Development and Exploration
William Tighe – COO
Guido Hilekes, Director, President
Feliciano Tighe, Consultant
Significant shareholders – 10% or more
Zentrum Energy Trust AG – 24%
Maushen Finanz Inc. - 19.3%
Buffalo International Foundation – 19.3%
Sparkles Equity Ltd. – 14.5%

Annex C - 1

After Transaction on Dec 24, 2012
Zentrum Energie Trust A.G.
Officer and directors and significant shareholders:
Guido Hilekes, Sole officer, director and shareholder
Kenmore International S.A.
Officers, directors significant shareholders:
E. Diaz
c/o Calles Services
66.2%
Less than 1%
Octagon 88 Resources Inc.
Officers and directors:
Bryan Cook, CFO and Treasurer
Feliciano Tighe, Secretary and Director
Dr. Peter Beck, Director
22%
CEC North Star Ltd. at Dec 24 2012
Officers and Directors:
Garry Tighe – Director, CEO and Chairman;
William Brimacombe - CFO
Steven Peter - Director and VP Development and Exploration
William Tighe – COO
Guido Hilekes, Director, President
Feliciano Tighe, Consultant
Significant shareholders – 10% or more
Maushen Finanz Inc. - 19.3%
Buffalo International Foundation – 19.3%
Sparkles Equity Ltd. – 14.5%
Octagon 88 Resources Inc. – 22%

Annex C - 2

After Transaction on January 24, 2013
Zentrum Energie Trust A.G.
Officer and directors and significant shareholders:
Guido Hilekes, Sole officer, director and shareholder
Kenmore International S.A.
Officers, directors significant shareholders:
E. Diaz
c/o Calles Services
Less than 1%
52.7%
Octagon 88 Resources Inc.
Officers and directors:
Bryan Cook, CFO and Treasurer
Feliciano Tighe, Secretary and Director
Dr. Peter Beck, Director
31.4%
CEC North Star Ltd. at January 24, 2013
Officers and Directors:
Garry Tighe – Director, CEO and Chairman;
William Brimacombe - CFO
Steven Peter - Director and VP Development and Exploration
William Tighe – COO
Guido Hilekes, Director, President
Feliciano Tighe, Consultant
Significant shareholders – 10% or more
Maushen Finanz Inc. - 14.4%
Buffalo International Foundation – 19.3%
Sparkles Equity Ltd. – 14.5%
Octagon 88 Resources Inc. – 31.4%

Annex C - 3